Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

September 16, 2008

Ms. Tamara Tangen
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company")
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
File No. 000-31176

Dear Ms. Tangen:

Enclosed please Amendments to the Company’s Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008 which have been filed in response to your August 26, 2008 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). Please note, that the Company’s response to comments 1 through 3 were set forth in an earlier correspondence filed on September 8, 2008.

4. In response to comment number 4, please note that the certifications now properly comply with Item 601(b)(31) of Regulation S-B.

5. In response to comment number 5, please note that the Company’s disclosure regarding controls and procedures has been revised to reflect the comment.

In addition, attached hereto is a statement from the Company containing the requested acknowledgements.

Sincerely,

/s/ Paul Goodman
Paul Goodman

SHELRON GROUP, INC.
29 Broadway Avenue
New York, NY 10006

September 15, 2008

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company")
Form 10-KSB For the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
File No. 000-31176

To Whom It May Concern:

In response to your request for certain confirmations from the Company, please find the following. The Company hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shelron Group, Inc.

By: /s/ Eliron Yaron
Chief Executive Officer